Exhibit 99.2

GALIL MEDICAL ANNOUNCES AGREEMENT TO ACQUIRE PERSEON CORPORATION

100% cash tender will commence; closing contingent on raising approximately $26M in new debt/equity

Arden Hills, MN—October 27, 2015 — Galil Medical, the global leader in interventional oncology cryoablation technology, announced today it has entered into an agreement to acquire 100% of Perseon Corporation, a publicly-traded company and a leader in the field of microwave ablation, in an all cash transaction valued at $10.6M. The resulting combined company will be privately owned.

The transaction is contingent upon, among other things, Galil raising approximately $26 million concurrent with the deal’s closing and upon the tender of a majority of Perseon’s outstanding common stock and 65% of Perseon’s publicly-traded warrants.

“The combination of Galil and Perseon will allow the new company to further leverage the significant investments both Galil and Perseon have made in the field of interventional oncology. The vast majority of interventional oncologists utilize both cryoablation and microwave ablation technologies to treat their broad patient base, and we look forward to bringing even more value to the physician and patient base that both Galil and Perseon are currently serving.” said Martin J. Emerson, Galil Medical President and CEO, who will serve in the same capacity for the new company. “We believe there are significant operating synergies that we can derive by combining these two companies, which will allow for significant investments in both clinical research and new product development. Galil has built a strong and well-regarded reputation for its commitment to innovation and its investments in both meaningful clinical research and truly differentiated new products, and the new company will hold itself to that same high standard.”

The resulting combination is expected to generate strong double-digit percentage revenue growth and expanding gross margins, while achieving positive EBITDA in 2017 and positive cash flow by year-end 2018.

The transaction is expected to close in December 2015 or early 2016, subject to Galil obtaining sufficient funding to close the transaction. Galil’s board of directors and its current private equity shareholder base are fully committed to this transaction, and will be investing approximately $5M of the expected $26M in new capital that is required to fund this acquisition, pay the related transaction expenses and provide growth capital for the combined company.

About Galil Medical Galil Medical is a global leader in delivering innovative cryoablation solutions.  The company is addressing patient conditions across multiple physician specialties. Treatment areas and clinical research priorities include conditions affecting bone, kidney, liver, lung and prostate, as well as targeted pain and nerve applications. Company offices are located in Arden Hills, Minnesota and Yokneam, Israel.  Shareholders include Thomas, McNerney & Partners, The Vertical Group, and Investor Growth Capital.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding closing of the acquisition of Perseon, the raising of additional funding in connection with such acquisition, the commencement of the proposed tender offer relating to Perseon’s common stock and warrants, the potential benefits and financial results of the combined company, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including delays in commencing the proposed tender offer, delays or the inability to satisfy closing conditions for the acquisition, the inability to raise the required financing, the difficulties inherent in integrating the businesses of Perseon and Galil and in projecting financial results of the combined company, and delays and complications in such integration.

4364 Round Lake Road West │ Arden Hills, MN 55112 │ 877.639.2796 (CRYO) │ 877.510.7757 Fax www.galilmedical.com

Important Additional Information

The tender offer described in this press release for all of the outstanding shares of common stock and publicly-traded warrants of Perseon has not yet commenced. Galil intends to file tender offer documents with the Securities and Exchange Commission (the “SEC”). This press release is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock or warrants of Perseon, nor is it a substitute for the tender offer documents. Investors and Perseon stockholders are strongly advised to read the tender offer documents and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Perseon with the SEC, and other relevant materials when they become available, because they will contain important information.

Investors and Perseon stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Investors and Perseon stockholders may also read and copy any reports, statements and other information filed by Galil or Perseon with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Contact information:

Martin J. Emerson President and CEO Tel: +1 651 287 5050 Email: marty.emerson@galilmedical.com	Scott P. Youngstrom Vice President, Chief Financial Officer Tel: +1 651 287 5052 Email: scott.youngstrom@galilmedical.com

4364 Round Lake Road West │ Arden Hills, MN 55112 │ 877.639.2796 (CRYO) │ 877.510.7757 Fax www.galilmedical.com